SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

____________________

FORM S-2/A

POST EFFECTIVE AMENDMENT NO. 1

TO THE REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FILE NO. 333-46802

___________________

ITRONICS INC.

(Exact name of registrant as specified in its charter)

                                       TEXAS                                                                      75-2198369

                (State or other jurisdiction                                                  (I.R.S. Employer

          of incorporation or organization)                                              identification number)

6490 SOUTH McCARRAN BOULEVARD #23

RENO, NV 89509

(775) 689-7696

(Address, including zip code, and telephone

number, including area code, of registrant's principal executive offices)

JOHN W. WHITNEY

ITRONICS INC.

6490 SOUTH McCARRAN BOULEVARD #23

RENO, NV 89509

(775) 689-7696

(Address, including zip code, and telephone

number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this amendment to the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a) (1) of this form, check the following box. [ __ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ __ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration number of the effective registration statement for the same offering. [ __ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ __ ]

-------------------------------------

CALCULATION OF REGISTRATION FEE

    Title of                                                       Proposed              Proposed

each class of                                                     maximum             maximum                    Amount

securities                Amount                    offering price     aggregate                          of

    to be                          to be                        per unit               offering                  registration

registered              registered                             (1)               price (1)                       fee

========             ========          ==========          =========        =========

Common Stock,

par value

$0.001 per

share                          10,000,000                          $0.50               5,000,000                      $-0- (2)

========              =======                       ======            ========               =========

                  (1)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c),                             based upon the average of the high and low prices for the Common Stock as reported on                             the Nasdaq Bulletin Board on September 25, 2000.

(2)  Previously paid at time of original registration.

---------------------------------------------------------------------------------------------------------------------

WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

AMENDED PROSPECTUS

ITRONICS INC.

Swartz Private Equity, LLC, the selling shareholder, may use this prospectus in connection with the resale of up to an estimated 10,000,000 shares of our common stock , which includes (i) 2,400,000 shares which are reserved for issuance upon exercise of a warrant and (ii) 6,909,091 shares issuable upon exercise of a put right and 690,909 shares issuable upon the exercise of warrants issuable upon exercise of a put right.

We will not receive any of the proceeds from the sale of the common stock by the selling shareholder. However, we will receive proceeds of up to $1,320,000 from the exercise of an outstanding stock purchase warrant, and from a put right under which we can sell to the selling shareholder an aggregate of up to $15,000,000 of common stock. If the warrant and put right are exercised in full, we could receive gross proceeds of up to $16,320,000.

The selling shareholder may offer and sell some, all or none of the common stock under this prospectus. The selling shareholder will determine the prices at which they will sell such common stock, which may be at market prices prevailing at the time of such sale or some other price. In connection with such sales, the selling shareholder may use brokers or dealers which may receive compensation or commissions for such sales. Because the selling shareholder will offer and sell the shares at various times, information about the price to the public or the proceeds to the selling shareholder has not been included in this prospectus.

Our stock is quoted on the over-the-counter bulletin board under the symbol ITRO. On October 18, 2001 the closing price was $0.16.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN THE COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this amended prospectus is __________, 2001

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered by this prospectus by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not authorized to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

SOME TERMS OF SALE

We have put rights to sell shares of our common stock to the selling shareholder at a price equal to the lesser of (i) the lowest closing bid price for the 20 days following the put date minus $0.075 or (ii) 92% of said market price subject to a company specified minimum price, (if any). The number of shares which can be sold depends upon the price and trading volume of our common stock. We estimate that we may sell a maximum of 7,600,000 shares of common stock (including stock issuable upon exercise of warrants issuable if we exercise our put rights)under this arrangement. If this is insufficient, we will register additional shares for resale by the selling shareholder.

As a result, the actual number of shares that we may issue to the selling shareholder and which the selling shareholder may sell under this prospectus will depend upon the market price and trading volume of our common stock at various times. The reader should look at the discussion under "Selling Shareholder" for more details about these terms.

In any event the total number of shares which this prospectus covers will be the maximum number of shares that we may issue to the selling shareholder and which the selling shareholder may sell under this prospectus.

ITRONICS INC.

TABLE OF CONTENTS

As used in this prospectus, unless otherwise indicated, any reference to our business, our products or our financial condition includes Itronics Inc. and all of its subsidiaries, including Itronics Metallurgical, Inc., Itronics California, Inc. and Whitney & Whitney, Inc., and all of its joint ventures and partnerships, including Nevada Hydrometallurgical Project, American Hydromet and American Gold and Silver Limited.

PROSPECTUS

10,000,000 SHARES OF COMMON STOCK

ITRONICS INC.

Itronics Inc. "Itronics", "we", "our", "us" was incorporated in Texas in October 1987. Itronics is a growth-oriented company that uses advanced technology to improve the global environment by converting photochemical waste into high quality fertilizers and by refining and selling the recovered silver. Modern technology has developed extremely sophisticated ways to pollute our worldwide environment. The waste generated by the photography industry is an example. The soluble silver contained in photochemical waste is toxic to fish in extremely minute amounts. Without our process, this waste has been disposed of by incineration, burial in hazardous waste dumps, or simply returned to the environment. We have developed technology that is able to ameliorate this pollution by recovering the silver, eliminating the other free heavy metals and generating high quality fertilizer from the residual. We believe our new Stead, Nevada factory is the only commercial plant in the world to accomplish this.

We currently operate two business segments under separate wholly-owned subsidiaries. Whitney & Whitney, Inc. ("W&W"), a Nevada corporation, operates the mining technical services segment, which provides mining and materials management, geology, engineering and economic consulting services to the mining industry. The photobyproduct fertilizer segment is managed by Itronics Metallurgical, Inc. ("IMI"), a Nevada corporation which was formed more than ten years ago to research and develop integrated technology to recycle liquid photowastes by demetallizing the solutions, recovering and refining the silver and converting the resulting demetallized solutions into a liquid multi-nutrient fertilizer and other products. The basic research on the demetallization and refining technologies has been substantially complete since 1992. Research and initial product development related to fertilizer technology was substantially completed in 1997. With completion of the basic research, the Company in 1999 began to take the photobyproduct fertilizer process to full commercial scale with the purchase of a 35,000 square foot manufacturing facility, which was fully licensed and became operational in early 2000.

Our executive offices are located at 6490 S. McCarran Blvd. Suite 23, Reno, NV 89509, telephone number (775) 689-7696. The factory is located at 14305 Mt. McClellan St., Reno, NV 89506, telephone (775) 677-6044.

We have informed the selling shareholder that the anti-manipulative rules under the Exchange Act of 1934, as amended (the "Exchange Act"), including Regulation M, may apply to their sales in the market. We have furnished the selling shareholders with a copy of these rules. We have also informed the selling shareholder that they must deliver a copy of this prospectus with any sale of their shares.

RISK FACTORS

An investment in the Common Stock offered hereby involves a high degree of risk. You should be aware that you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully consider the following risk factors and the other information contained in this prospectus.

Research and Development Company; Significant Operating Losses. From inception, we have incurred substantial research and development costs, and operating losses. Our ability to obtain additional debt and/or equity financing and to achieve profitable operations is crucial to our survival and to our ability to expand the photobyproduct fertilizer segment to a profitable commercial level of operations. In addition, our operating expenses have increased and can be expected to continue to increase in the future in connection with the commercialization of our products. Accordingly, there can be no assurance that significant losses will not be incurred in the future, or that we will achieve profitable operations.

Auditors Opinion - Ability to Continue as a Going Concern. Since 1995 our auditors have included an explanatory paragraph in their report on our financial statements expressing doubt as to our ability to continue in business. The report accompanying the December 31, 2000 financial statements states "The ability to continue as a going concern is contingent primarily upon (a) future profitable operations and (b) the ability to generate sufficient cash from operations and additional operating capital raised from other sources to meet obligations as they become due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Need for Additional Financing; Potential Dilution. Even if the maximum funds are raised in this offering, we may continue to seek additional funding to support expansion needs. To the extent any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted.

New Concept in Established Markets; Uncertainty of Market Acceptance and Commercialization Strategy. The production of photobyproduct fertilizer for commercial and consumer applications is a new business concept characterized by competition with established fertilizer manufacturers who have historically produced products that have heretofore fulfilled the market demand. We have performed marketing tests and determined that our products can compete effectively in the markets being targeted. Achieving market awareness and acceptance for products being introduced and under development requires substantial marketing efforts and expenditure of significant marketing and advertising funds. In 1998 we entered into a manufacturing and distribution agreement with a major fertilizer sales company, Western Farm Services, that has agreed to sell the fertilizer in its territories on a best efforts basis. We have determined, in association with this fertilizer seller, that we can produce our products at costs and pricing that will be acceptable to potential purchasers. We are differentiating our products by virtue of the fact that they produce superior results in application, are priced competitively and are environmentally sound. There is uncertainty as to the rate of sales expansion and the degree of market acceptance of our products. Because of this, we are currently developing and evaluating, and anticipate that we will continue to develop, marketing and advertising for such new products or services; we will devote resources, financial and otherwise to such efforts. The failure of these efforts could result in substantial losses.

Risks Related to Low-Priced (Penny) Stocks. The price per share of our Common Stock is relatively low and traditionally there are several negative aspects associated with a low per share market price. A low per share market price often adversely affects the marketability of a stock. Certain institutional investors have internal policies preventing the purchase of low-priced stocks, and many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Further, certain brokerage houses have adopted time-consuming practices and procedures which act to discourage individual brokers from dealing in low-priced stocks because such practices and procedures make the handling of low-priced stocks economically unattractive. A low stock price also has the effect of increasing the amount and percentage of transaction costs paid by individual investors. Our stock is defined as penny stock under the 1934 Act, which results in the requirement of additional disclosure by broker-dealers in connection with any trades involving penny stock. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

Industry Competition, Technological Change. We operate in three highly competitive industries which have been characterized by pricing pressures, business consolidations, and flat or low growth trends in revenues and sales. Each of the industries in which we are operating has its own competitive characteristics. The mining technical services segment is somewhat dependent on metals prices in relation to production costs; the industry is under price pressure and consolidations are occurring. The need for technical services in this environment is reduced for certain types of services, but increased for others. There is increased competition from foreign firms who have exchange rate differentials that provide them a competitive advantage in provision of certain services. This is expected to continue. Our photobyproduct recycling segment operates in the photowaste hauling and disposal industry. A few large service companies and a few smaller regional companies characterize this industry. None of these companies are fully integrated and so they have a higher cost structure. Because of this we believe that we will be able to compete effectively even though we are smaller and have limited resources. Expansion into international markets will also bring direct competition from foreign firms. The photobyproduct recycling segment also operates in the fertilizer industry. The fertilizer market consists of the "Urban Fertilizer Market" and the "Agricultural Market". We are initially concentrating on the "Urban Fertilizer Market", which is further divided into the "Home Lawn and Garden" and "Professional" markets. Neither of these markets is statistically well defined, since both are relatively new as large commercial markets. Both markets are highly fragmented with many small regional suppliers, as well as several large national suppliers.

Our markets are not characterized by rapid technological change. These industries are characterized by the need to make large capital investments in order to be participants. This limits the rate of technological change and makes it more difficult for entry by new competitors. Prior to our photobyproduct recycling technology development, the recovery and disposal of hazardous photochemical waste was characterized by low or limited technology and consisted primarily of hauling and dumping the chemical for a fee. Most of the existing companies recover and sell a portion of the contained silver. Our technology recovers virtually all of the contained silver, which is a competitive advantage. The silver is sold under contract with a large silver marketer in the United States. The main risk is price fluctuations in the silver market.

Our development of fertilizer products as an alternative to dumping presents a new revenue source, thereby providing a technology alternative in the industry. We believe that this new technology is cost competitive to the degree that market entry is possible. The fertilizer industry is stable and new product development and introduction is a long-term process. The reason is that crops grow on seasonal cycles and crop nutrition is complex and affected by many factors. It takes years to develop a new fertilizer product due to the complexity of the plant nutrition process. Because of this, innovation in the fertilizer nutrient product market is low. We are considered by several of the large fertilizer manufacturers to be technologically advanced in our ability to develop new fertilizer products and nutrition programs that produce excellent results in application. Now that some of these products and nutrition programs are being introduced into the marketplace, there is no assurance that we will be able to maintain our product development lead if companies with larger resources decide to attempt to produce products that duplicate some of the characteristics of our products. Our market development is structured to minimize inventories of finished goods. A concept of "manufacturing on demand" is used which minimizes the risk of being left unexpectedly with large inventories. Even so, sudden unexpected market changes, for example extended periods of inclement weather, could cause accumulation of unwanted inventories that would have to be carried until conditions improved. However, due to the nature of the fertilizer products being marketed, it is unlikely that we would be left with obsolete inventories.

Dependence on Key Personnel. Our continued success will depend to a very significant extent upon our present management, in particular, Dr. John W. Whitney, our current President. The loss of the services of any key personnel could materially and adversely affect us. Dr. Whitney is bound by several confidentiality agreements, which specifically include non-compete clauses. We currently maintain a "key man" life insurance policy on the life of Dr. Whitney in the amount of $5,000,000. In addition, in order to successfully implement and manage our business plan for acquisitions and the addition of added regional and international operations, we will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business activities such as those contemplated by us. Competition for the type of qualified individuals sought by us is intense. There can be no assurance that we will be able to retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Exercise of Warrants and Other Existing Warrants, Options and Convertible Notes. On October 18, 2001, there were outstanding immediately exercisable warrants and options to purchase 4,792,498 shares of Common Stock at exercise prices ranging from $0.0825 to $.90 per share, and outstanding convertible notes for which we have reserved 5,500,000 shares.

Regulatory Enforcement. Regulatory enforcement of the waste control environment is critical to our competitive position by making it more difficult for service companies with minimal compliance to operate and offer lower pricing. Generally, all 50 states continue to strengthen their regulatory enforcement but our competitive position in obtaining liquid photowastes, the basic process raw material, is somewhat dependent on the continuation of regulations and regulatory enforcement. Similar regulatory enforcement may not be available to us to aid in establishing and developing our international operations.

Patents and Proprietary Interests. We own the Itronics logo and name pursuant to common law and "Gold'n Gro " is a registered trademark. We have only four patents with respect to our technology. Where patent protection is not available, we rely for protection of our intellectual property on trade secret law and nondisclosure and confidentiality agreements with our employees and others. There can be no assurance that such agreements will provide meaningful protection for our trade secrets or proprietary know-how in the event of any unauthorized use or disclosure of such trade secrets or know-how. In addition, others may obtain access to or independently develop technologies or know-how similar to ours.

Our success will also depend on our ability to avoid infringement of patent or other proprietary rights of others. We are not aware that we are infringing any patent or other such rights, nor are we aware of proprietary rights of others for which we will be required to obtain a license in order to develop our products. However, there can be no assurance that we are not infringing proprietary rights of others, or that we will be able to obtain any technology licenses we may require in the future.

Lack of Production History. We have been in the research and development phase and are only now entering commercial production. Our profitability and our return on investment to our investors is dependent on achieving full commercial production at the volumes and cost structure assumed.

Silver Market Volatility. Our operational plan assumes that silver recovery and sales will account for about 33% of gross revenue. The market price for silver during the ten year period 1990 through 2000 has fluctuated between $3.58 and $7.99.

Limited Product Distribution Networks Available. Our fertilizer distribution plan is to distribute at the wholesale level to organizations such as Western Farm Services that have developed sales and distribution networks for the urban and agricultural markets. There are a limited number of these organizations and the marketing success of our products will be dependent on the arrangements we make with one or more of these organizations.

Lack of Dividends. We have never paid cash or other dividends on our Common Stock and do not plan to pay cash or other dividends for the foreseeable future.

Volatility of Stock Price. The market price of our securities may be highly volatile as there have been periods of extreme fluctuation in the stock market that, in many cases, were unrelated to the operating performance of, or announcements concerning, the issuers of the affected securities. Securities of issuers having relatively limited capitalization are particularly susceptible to change based on short-term trading strategies of certain investors.

Control by Current Stockholders. Upon the consummation of this Offering, our current shareholders will continue to own a majority of the issued and outstanding shares of Common Stock (this is true with or without exercise of outstanding options and warrants or conversion of outstanding Notes). Although purchasers of the Common Stock offered hereby will vote the stock on matters submitted to the shareholders, the ability of such holders to affect our affairs will be limited.

Reliance on Key Suppliers, Vendors, Customers and Consultants. We rely on contractual relationships with our key suppliers, vendors, customers and consultants ("Key Contacts"). If we were to lose these Key Contacts, our ability to maintain or increase revenues could be adversely affected. While we believe our relationship with our Key Contacts is good, there can be no assurance that any relationship will continue to exist.

Any future acquisitions could disrupt existing business and harm our financial position. An element of our growth strategy includes the acquisition of companies which we believe have synergistic business models. Acquisitions entail a number of risks that could materially and adversely affect business and operating results. Such risks would include problems integrating the acquired operations, technologies or products; diversion of management's time and attention from core businesses; difficulties in retaining business relations with suppliers and customers of the acquired company; risks associated with entering markets in which our management lacks prior experience, and potential loss of key employees from the acquired company.

The sale of material amounts of our common stock could reduce the price of our stock and encourage short sales. As we sell shares of common stock to the shareholder pursuant to the put rights and then the selling shareholder sells the common stock, the stock price may decrease due to the additional shares in the market. As the price of the common stock decreases, we would be required to issue more shares of common stock upon exercise of the put rights for any given dollar amount invested by the selling shareholder. This may encourage short sales, which could place further downward pressure on the price of our common stock.

The exercise of Put Rights may substantially dilute the interests of other holders. The exercise of our put rights may result in substantial dilution to the interests of the other holders of our common stock. Depending on the price per share of our common stock during the three year period of the investment agreement, we may need to register additional shares for resale to access the full amount of financing available. Registering additional shares could have a further dilutive effect on the value of our common stock. If we are unable to register the additional shares of common stock, we may experience delays in, or be unable to, access some of the $15 million available under our put rights.

Stead Area Underground Hazardous Plume. We are aware of a hazardous substance in an underground plume contaminating properties adjacent to our factory property at Stead. While this plume has not been detected on the Stead property, such contamination could occur in the future. We have satisfied ourselves as to the nature and scope of the plume and are of the opinion that the plume will not adversely impact the economics or viability of the property. However, there can be no assurance that our conclusion regarding the plume is or will continue to be accurate. Accordingly, any contamination caused by the plume on the Stead property could have an adverse economic effect on us.

Cyanide Replacement Project – Itronics Thiomet. The cyanide replacement project, called Itronics Thiomet, is a long-term project that if successful may not benefit us for a number of years. The new thiosulfate leaching technology being developed has yet to prove its commercial feasibility and we may or may not be successful in joint venturing the project.

Special note regarding forward-looking statements. Some of the statements contained in this prospectus, in particular the "Risk Factors" sections, discuss future expectations, contain projections of results of operations or financial condition or state other unknown risks, uncertainties, and other factors that could cause our actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example: the success or failure of our managements' efforts to implement business strategy; our ability to raise sufficient capital to meet operating requirements; our ability to attract and retain quality employees; and other risks that may be described in future filings with the Commission. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

LEGAL PROCEEDINGS

In June 1995 the former President of a former mining client filed suit against Itronics Inc., Whitney & Whitney, Inc. (W&W) and several key employees, alleging libel and slander related to the issuance of W&W's final report on the project. Our liability insurance carrier defended W&W and its key employees in this case. The suit was dismissed in March, 1997, and the plaintiff subsequently filed an appeal of the dismissal.

In February 1997 this same individual filed a second suit that included Itronics, W & W, and key employees as co-defendants, along with several unrelated parties. The suit alleged breach of contract and other causes of action and sought in excess of $5 million plus punitive damages. Our liability insurance carrier agreed to assume the defense of this action, with a reservation of rights, including the right to disclaim insurance coverage. In May 1998 agreement was reached with the plaintiff that if the appeal of the first suit failed, the second suit will be dropped. In February 2001 the appeal of the first suit was heard before the Court of Appeals of the State of California and on March 12, 2001, the Court affirmed the lower court judgment to dismiss the case. No further appeals to the case were made.

USE OF PROCEEDS

We will not receive any of the proceeds from the offer and sale of the shares by the selling shareholder. However, 2,400,000 of the shares offered by the selling shareholder are issuable upon the exercise of an outstanding warrant at $0.55 per share, or a total of $1,320,000. Also, 7,600,000 of the shares offered for sale are issuable upon exercise of our put right to sell to the selling shareholder a number of shares of common stock at a price equal to the lesser of (i) the lowest closing bid price of the stock during the 20 day period immediately following the put date minus $0.075 or (ii) 92% of said market price subject to a company specified minimum, (if any). If these warrants and put rights are exercised in full we would receive $16,320,000. As of October 18, 2001, the Company has exercised puts totaling 2,261,555 shares and has received a total of $296,922. Warrants for a total of 286,733 shares, with exercise prices ranging from $0.0825 to $0.308 per share, have been issued pursuant to the exercise of our put rights.

SELLING SHAREHOLDER

The common stock covered by this prospectus consists of (i) 2,400,000 shares which are reserved for exercise of a warrant issued to Swartz, (ii) 6,909,091 shares issuable upon exercise of our put rights, and (iii) 690,909 shares issuable upon exercise of warrants issuable upon exercise of our put rights.

The number of shares that may be actually sold by the selling shareholder will be determined by the selling shareholder. Because the selling shareholder may sell all, some or none of the shares of common stock that they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of our common stock that will be held by the selling shareholder upon termination of the offering.

The actual number of shares of common stock issuable upon exercise of our put rights is subject to adjustment and could be materially less or more than 7,600,000, depending upon factors which cannot be predicted at this time, including, among other factors, the future price of our common stock.

The selling shareholder is not currently an affiliate of ours, and they have not had a relationship with us during the past three years. The selling shareholder is not and was not affiliated with registered broker-dealers. The selling shareholder has advised us that they possess sole voting and investment power with respect to the shares being offered.

                                Percent of                                                                                Shares                 Percentage of

                                   Shares                     Shares                                                Beneficially                 Shares

                              Beneficially             Beneficially                                         Owned After          Beneficially

    Selling             Owned Prior to      Owned Prior to                                     the Offering          Owned After

Shareholder          the Offering         the Offering         Shares Offered                (1)                     the Offering

-----------------         -------------------         -------------------        --------------------         ----------------              -----------------

Swartz Private

Equity, LLC                 (2)                       2,400,000               10,000,000(3)                -0-                               -0-

  Assumes that the selling shareholders will sell all of the shares of Common Stock offered by this prospectus. We cannot assure you that the selling shareholder will sell all or any of these shares.
  This number includes 2,400,000 shares of common stock issuable upon exercise of outstanding warrants which are currently exercisable, which represents 3.0% of our issued and outstanding common stock as of October 18, 2001. This number also includes (solely for purposes of this prospectus) up to an aggregate of 7,600,000 shares of our common stock that we may sell to Swartz under the investment agreement. These shares will not be deemed beneficially owned within the meaning of Sections 13 (d) and 13 (g) of the Exchange Act before their acquisition by Swartz. We do not anticipate that Swartz will beneficially own more than 9.9% of our outstanding common stock at any time.

      3 As of October 18, 2001, the Company has exercised puts totaling 2,261,555 shares and has received a total of $296,922. Warrants for a total of 286,733 shares, with exercise prices ranging from $0.0825 to            $0.308 per share, have been issued pursuant to the exercise of our put rights.

INVESTMENT AGREEMENT

On August 28, 2000 we entered into an Investment Agreement with Swartz Private Equity LLC ("Swartz"). The investment agreement entitles us to issue and sell our common stock to Swartz for up to $15,000,000 from time to time during the three-year period ending on August 28, 2003. Each election by us to sell stock to Swartz is referred to as a put right. As of October 18, 2001, the Company has exercised puts totaling 2,261,555 shares and has received a total of $296,922. Warrants for a total of 286,733 shares, with exercise prices ranging from $0.0825 to $0.308 per share, have been issued pursuant to the exercise of our put rights.

PUT RIGHTS. In order to invoke a put right, we must have an effective registration statement on file with the Securities and Exchange Commission registering the resale of our common stock that may be issued as a consequence of the exercise of that put right. We must also give at least ten but not more than 20 business days advance notice to Swartz of the date on which we intend to exercise a particular put right and we must indicate the maximum number of shares of common stock that we intend to sell to Swartz. At our option, we may also designate a maximum dollar amount of common stock, not to exceed $2,000,000, that we will sell under the put and/or a minimum purchase price per share at which Swartz may purchase shares under the put. The minimum purchase price may not exceed the lesser of (i) 80% of the closing bid price of our common stock on the business day upon which we give Swartz advance notice of our exercise of a put right or (ii) the closing bid price of our common stock on the business day immediately preceding the date upon which we give Swartz advance notice of our exercise of a put right minus $0.125. The number of common shares sold to Swartz may not exceed the lesser of (i) 1,500,000 shares of common stock, (ii) 15% of the aggregate daily reported trading volume during a period that begins on the business day immediately following the day the put right is exercised and ends on the day that is 20 business days after the date the put right is exercised, excluding certain block trades of our common stock and excluding the volume on days where our stock trades below a Company specified minimum price, if any, (iii) 15% of the aggregate daily reported trading volume for the twenty business days immediately preceding the date of our advance put notice, excluding certain block trades of our common stock, or (iv) a number of shares that, when added to the number of shares acquired by Swartz under the investment agreement during the 31 days preceding the put date, would exceed 9.99% of our total number of shares of common stock outstanding (as calculated under Section 13 (d) of the Securities Exchange Act of 1934).

For each share of common stock, Swartz will pay us the lesser of the market price for such share, minus $0.075, or 92% of the market price for the share; provided, however, that Swartz may not pay less than the designated minimum per share price, if any, that we indicate in our notice.

Market price is determined as the lowest closing bid price for our common stock on our principal market during the pricing period. The pricing period is defined as the 20 business days immediately following the day we exercise the put right.

WARRANTS. Within five business days after the end of each pricing period, we are required to issue and deliver to Swartz a warrant to purchase a number of shares of our common stock equal to 8% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price that will initially equal 110% of the market price of the common stock on the date we exercised our put right. The exercise price may be reset each six months. Each warrant will be immediately exercisable and have a term beginning on the date of issuance and ending five years thereafter.

LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS. Swartz is not required to acquire and pay for any shares of our common stock with respect to any particular put for which, between the date we give the advance notice of an intended put and the particular put closes: (i) we have announced or implemented a stock split or combination of our common stock; (ii) we have paid a common stock dividend; (iii) we have made a distribution of all or any portion of our assets or evidence of indebtedness to the holders of our common stock; or (iv) we have consummated a major transaction, such as a sale of all or substantially all of our assets or a merger or tender or exchange offer that results in a change in control of our company.

SHORT SALES. Swartz and its affiliates are prohibited from engaging in short sales of our common stock unless Swartz has received a put notice and the amount of shares involved in the short sale does not exceed the number of shares specified in the put notice.

CANCELLATION OF PUTS. We must cancel a particular put between the date of the advance put notice and the last day of the pricing period if we discover an undisclosed material fact relevant to Swartz's investment decision, the registration statement registering resales of the common shares becomes ineffective or our shares are delisted from the then primary exchange.

If a put is cancelled, it will continue to be effective, but the pricing period for the put will terminate on the date written notice of cancellation of the put is given to Swartz. Because the pricing period will be shortened, the number of shares Swartz will be required to purchase in the cancelled put will be smaller than it would have been had the put not been cancelled.

SHAREHOLDER APPROVAL. Under the Investment Agreement we may sell Swartz an aggregate number of shares that is more than 20% of our shares outstanding on the date of this prospectus. However, if we become listed on the Nasdaq Small Cap Market or the Nasdaq National Market, we may be required to obtain shareholder approval to issue some or all of the shares to Swartz. As we are currently a Bulletin Board company, we do not need shareholder approval.

COMMITMENT. If we do not put at least $1,000,000 worth of common stock to Swartz during each six month period following the effective date of the investment agreement, we must pay Swartz a semi-annual non-usage fee. This fee equals $100,000 less 10% of the value of the shares of the common stock we put to Swartz during the six month period. However, the non-usage fee shall not be payable if we have delivered put notices at the maximum frequency allowed by the investment agreement and each put is for the maximum number of shares allowed by the volume limitations.

TERMINATION OF INVESTMENT AGREEMENT. We may terminate our right to initiate further puts or terminate the Investment Agreement at any time by providing Swartz with written notice of such intention to terminate; provided, however, any such termination will not affect any other rights or obligations we have concerning the Investment Agreement or any related agreement.

If we terminate the investment agreement we must pay Swartz the greater of (i) the semi-annual non-usage fee described above for the applicable six month period, or (ii) $200,000 minus 10% of the aggregate put dollar amount of the put shares put to Swartz during all puts to date.

RESTRICTIVE COVENANTS. During the term of the Investment Agreement and for a period of 90 days after the Investment Agreement is terminated, we are prohibited from engaging in certain transactions. These include the issuance of any of our equity securities, or debt securities convertible into equity securities, for cash in a private transaction without obtaining the prior written approval of Swartz. We are also prohibited from entering into any private equity line type agreements similar to the Investment Agreement without obtaining Swartz's prior written approval.

RIGHT OF FIRST REFUSAL. Swartz has a right of first refusal to participate in any private capital raising transaction of equity securities that closes at any time during the period from the date of the Investment Agreement, August 28, 2000, until 90 days after the Investment Agreement is terminated.

SWARTZ'S RIGHT OF INDEMNIFICATION. We have agreed to indemnify Swartz, including its stockholders, officers, directors, employees, investors and agents, from all liability and losses resulting from any misrepresentations or breaches we make in connection with the Investment Agreement, our registration rights agreement, other related agreements, or the registration statement.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

    - ordinary brokers transactions, which may include long or short sales;

    - transactions involving cross or block trades or otherwise on the NASDAQ Over the Counter    Bulletin Board;

   - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

   -  "at the market" to or through market makers or into an existing market for the common stock;

   - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

   - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

   - any combination of the above, or by any other legally available means.

In addition, the selling shareholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commission from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

Swartz is, and each remaining selling shareholder and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be, an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

The selling shareholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. Swartz has, before any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Exchange Act. All of the foregoing may affect the marketability of the securities offered by this prospectus.

Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

DESCRIPTION OF CAPITAL STOCK

COMMON STOCK. We are authorized to issue 250,000,000 shares of $0.001 par value Common Stock, of which 75,274,161 shares were outstanding or to be issued as of December 31, 2000. Shares of Common Stock trade on the OTC Bulletin Board under the symbol "ITRO". Each share of Common Stock is entitled to participate pro-rata in distributions upon liquidation. The holders of Common Stock may receive dividends as declared by the Board of Directors out of funds legally available therefore, subject to any other securities that may be issued in the future having a preference over the Common Stock. Holders of Common Stock have no preemptive, subscription, conversion, redemption or similar rights. The outstanding shares of Common Stock are fully paid and non-assessable. The holders of a majority of the outstanding shares of Common Stock have the voting power to approve mergers, sales of substantially all of the Company's assets and similar material corporate transactions. Shareholders are entitled to one vote for each share of Common Stock held, on all matters submitted to a vote of the Shareholders.

PREFERRED STOCK. We are authorized to issue up to 999,500 shares of $0.001 par value Preferred Stock, of which none are outstanding. At December 31, 2000 no shares of the Series A Preferred were outstanding. The Board is authorized to determine the rights, privileges and preferences of the authorized undesignated shares of Preferred Stock without seeking shareholder approval. The Company has no current plans to issue any shares of Preferred Stock.

OVER THE COUNTER MARKET

Our common stock is currently listed on the OTC Bulletin Board.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas, 75248, telephone (972) 447-9890.

LEGAL MATTERS

Mintmire & Associates, Palm Beach, Florida will pass upon the validity of the shares of common stock offered by this prospectus, for us.

EXPERTS

Kafoury, Armstrong & Co., independent Certified Public Accountants, have audited our consolidated financial statements included in our annual Form 10-KSB for the year ended December 31, 2000, as set forth in their report (which includes an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Kafoury, Armstrong & Co.'s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our SEC filings over the internet at the Commission's web site at

http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

We have filed with the Commission a registration statement on Form S-2 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

INCORPORATION BY REFERENCE

The Commission allows us to provide the information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents on file with the Commission.

We incorporate by reference into this prospectus the following documents that we have filed with the Commission. You should consider each document incorporated by reference an important part of this prospectus:

SEC FILING (FILE NO. 33-18582)                                    PERIOD COVERED OR DATE FILED

Annual Report on Form 10-KSB                                            Year ended December 31, 2000

Quarterly Report on Form 10-QSB                                        Quarter ended March 31, 2001

Quarterly Report on Form 10-QSB                                        Quarter ended June 30, 2001

We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB. You may request a copy of the other filings that we are incorporating by reference in this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number and e-mail address:

Itronics Inc.

6490 South McCarran Blvd., #23

Reno, NV 89509

Phone: (775) 689-7696

Fax: (775) 689-7691

e-mail: itronics@itronics.com

We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will not incur any expenses in connection with any sale or other distribution by the selling shareholder of the common stock being registered other than the expense of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

          SEC registration fee ............................................... $ 1,320

          Legal fees and expenses .......................................... 2,500

          Accounting fees and expenses ............................... 1,000

          Miscellaneous expenses ........................................ 10,000

          Total expenses ....................................................... $14,820

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bylaws contain provisions which provide for the indemnification of our directors, officers, and other employees or agents properly appointed to serve in an official capacity who, while acting in good faith, in our best interests, and within the scope of their offices, are or are threatened to be named as a defendant or respondent in a civil or criminal action. The extent of the indemnification is limited to judgments, penalties, fines, settlements and reasonable expenses.

The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director or officer, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Texas law. In addition each director or officer will continue to be subject to liability for (a) violations of the criminal law, unless the director or employee had reasonable cause to believe their conduct was lawful or had no reasonable cause to believe their conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of a shareholder. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

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The following is a list of exhibits filed as part of this registration statement:

Exhibit Number                                                  Exhibit Description

    4.1                                                                      Warrant to purchase Common Stock dated July 21, 2000                                                                                  between the Company and Swartz Private Equity, LLC (1)

    5.1                                                                       Opinion of Mintmire & Associates regarding the validity of                                                                                  the stock. (1)

   10.1                                                                      Investment Agreement dated August 28, 2000 between the                                                                                  Company and Swartz Private Equity, LLC (1)

  10.2                                                                      Registration Rights Agreement dated August 28, 2000                                                                                  between the Company and Swartz Private Equity, LLC (1)

   23.1                                     *                               Consent of Kafoury, Armstrong & Co.

           (*) Filed Herewith.

           (1) Previously filed with Registration Statement, File No. 333-46802, effective on October 27, 2000.

ITEM 17. UNDERTAKINGS

A. Rule 415 Offering

The undersigned registrant hereby undertakes:

    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
      To include any prospectus required by Section (10) (a) (3) of the Securities Act;
      To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement; and
      To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

              2.   That, for the purpose of determining any liability under the Securities Act, each such                      post-effective amendment shall be deemed to be a new Registration Statement relating to the                      securities offered therein, and the offering of such securities at that time shall be deemed to be                       the initial bona fide offering thereof.

              3. To remove from registration by means of a post-effective amendment any of the securities being                     registered which remain unsold at the termination of the offering.

Indemnification for Liabilities

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrar of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2/A and has duly caused this Registration Statement on Form S-2/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on the 22nd day of October , 2001.

                                                                                ITRONICS INC.

                                                                                 By: /S/ JOHN W. WHITNEY

                                                                                       John W. Whitney

                                                                                       President, Treasurer and Director (Principal Executive                                                                                          Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Date: October 22, 2001                                             By: /S/ JOHN W. WHITNEY

                                                                                            John W. Whitney

                                                                                           President, Treasurer and Director (Principal Executive                                                                                              and Financial Officer)

Date: October 22, 2001                                               By: /S/ MICHAEL C. HORSLEY

                                                                                             Michael C. Horsley

                                                                                             Controller (Principal Accounting Officer)

Date: October 22, 2001                                                By: /S/ PAUL H. DURCKEL

                                                                                              Paul H. Durckel

                                                                                              Director

Date: October 22, 2001                                                By: /S/ ALAN C. LEWIN

                                                                                              Alan C. Lewin

                                                                                               Director